UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor

Great West Road

Brentford, TW8 9DF

United Kingdom

Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The sustainable total return company

Abengoa Yield announces proposed offering of US$255 million notes

November 5, 2014 – Abengoa Yield Plc (“Abengoa Yield”, NASDAQ: ABY), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, announced the launch of an offering of US$255 million in aggregate principal amount of senior notes due 2019 (the “Notes”) that replaces the proposed offering of €200 million in aggregate principal amount of senior notes due 2019 announced on October 27, 2014 (the “Offering”). The Notes will be guaranteed by several subsidiaries of Abengoa Yield.

Abengoa Yield intends to use the proceeds of the offering, in addition to available cash, to finance the acquisition from Abengoa S.A. of three renewable energy assets announced on September 22nd 2014.

The Notes and related guarantees are being offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes and related guarantees have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements. This notice is issued pursuant to Rule 135c under the Securities Act, and does not constitute an offer to sell, nor a solicitation for an offer to purchase, the Notes.

About Abengoa Yield

Abengoa Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation and electric transmission assets in North America, South America and Europe. We focus on providing a predictable and growing quarterly dividend or yield to our shareholders (www.abengoayield.com).

The information contained herein is not for publication or distribution, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law, and does not constitute an offer to sell, or solicitation of an offer to buy securities.

This notice and any other documents or materials relating to the issue of the Notes are for distribution within the United Kingdom only to persons who (i) have

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professional experience in matters relating to investments falling within article 19(5) of the financial services and markets act 2000 (the “FSMA”) (financial promotion) order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue of the Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This notice and any other documents or materials relating to the issue of the Notes are directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this notice an any other documents or materials relating to the issue of the Notes relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Forward-Looking Statements

This news release contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa Yield that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa Yield. Such statements reflect the current views of Abengoa Yield with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa Yield and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation.

Factors that could cause the actual results, performance or achievements of Abengoa Yield to differ materially from those that may be expressed or implied by such forward-looking statements include, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa Yield does business; changes in government expenditure budgets, reductions in government subsidies or adverse changes in laws affecting Abengoa Yield’s businesses and growth plan; challenges in achieving growth and making acquisitions; inability to identify and/or consummate future acquisitions; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number

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of different jurisdictions; changes in prices, including increases in the cost of energy, natural gas, oil and other operating costs; counterparty credit risk and failure of counterparties to Abengoa Yield’s offtake agreements to fulfill their obligations; inability to replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rate, exchange rate, supply and commodity price risks; reliance on third-party contractors and suppliers; failure to maintain safe work environments; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings; reputational risk; revocation or termination of Abengoa Yield’s concession agreements; variations in market electricity prices; unexpected loss of senior management and key personnel; changes to our relationship with Abengoa, S.A.; and various other factors indicated in the “Risk Factors” section of the Offering Memorandum related to the Notes, the risk factors and other key factors that Abengoa Yield has indicated in its past and may indicate in its future filings and reports could adversely affect Abengoa Yield’s business and financial performance.

Abengoa Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

EVP and Chief Financial Officer Eduard Soler E-mail: ir@abengoayield.com Communication Department Patricia Malo de Molina Meléndez. Tel: +34 954 93 71 11 E-mail: communication@abengoa.com	Investor relations Leire Pérez Tel: +34 954 93 71 11 E-mail: ir@abengoayield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer

Date: November 5, 2014